Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-237553

January 29, 2021

PROSPECTUS SUPPLEMENT NO. 7

APi GROUP CORPORATION

196,413,649 Shares of Common Stock

64,546,077 Warrants

4,000,000 Series A Preferred Stock

This prospectus supplement amends the prospectus dated April 28, 2020, as supplemented on June 26, 2020, August 14, 2020, October 28, 2020, November 12, 2020, December 1, 2020 and January 4, 2021 (the “Prospectus”) of APi Group Corporation, a Delaware corporation (the “Company”), that relates to shares of the Company’s common stock, warrants and Series A Preferred Stock (including shares of common stock issuable upon the exercise of the warrants, conversion of the Series A Preferred Stock and exercise or settlement of options and restricted stock units), into which the ordinary shares, warrants and Founder Preferred Shares of the Company when it was incorporated with limited liability under the laws of the British Virgin Islands were converted in connection with the change of the Company’s jurisdiction of incorporation from the British Virgin Islands to the State of Delaware effective as of April 28, 2020, as more fully described in the Prospectus.

This prospectus supplement is being filed to include the information set forth in the (1) Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2021 and (2) form of Notice of Mandatory Warrant Redemption dated January 28, 2021, each of which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The shares of common stock of the Company are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “APG.” The closing sale price on the NYSE for the shares of common stock on January 28, 2021 was $18.23 per share.

Investing in the Company’s common stock involves risks. See “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is January 29, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) January 27, 2021

APi Group Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39275	98-1510303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Old Highway 8 NW New Brighton, MN	55112
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (651) 636-4320

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	APG	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

Mandatory Warrant Redemption

On January 27, 2021, APi Group Corporation (the “Company”) issued a press release announcing that, as of January 26, 2021, a mandatory redemption event has occurred with respect to all of its outstanding warrants and that each warrant will be mandatorily redeemed by the Company for $0.01 per warrant on February 25, 2021, unless exercised before 5:00 p.m. Eastern Time on February 24, 2021. The mandatory redemption event has been triggered because the volume weighted average price of the Company’s common stock on the New York Stock Exchange for the ten consecutive trading days ended January 26, 2021 was equal to or greater than $18.00.

Registered holders of warrants (which may include CREST participants) will have until 5:00 p.m. Eastern Time on February 24, 2021 to exercise their warrants through the Company’s warrant receiving agent, Computershare. The warrants are exercisable in multiples of three for each share of the Company’s common stock at an exercise price of $11.50 per whole share of common stock. On or after February 25, 2021, registered holders of warrants will have no further rights with regard to such warrants except the right to receive $0.01 per warrant.

Beneficial holders who desire to exercise their warrants before the mandatory redemption and have either (i) repositioned their warrants to a DTC participant account or (ii) who continue to hold warrants indirectly through a CREST participant account, should immediately contact the brokerage firm or CREST participant holding their warrants, as applicable, to process their exercise if they wish to avoid redemption. Brokers and CREST participants will likely use an earlier deadline for beneficial holders to exercise their warrants than the deadline for registered holders set forth above.

As of the close of business on January 27, 2021, there are 50,229,467 warrants outstanding and 185,134,081 shares of common stock outstanding. If all remaining outstanding warrants are exercised, an additional 16,743,155 shares of common stock will be issued.

A copy of the press release issued by the Company with respect to the announcement of the mandatory redemption of the warrants is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release issued by APi Group Corporation on January 27, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

API GROUP CORPORATION

By:	/s/ Thomas A. Lydon
Name: Thomas A. Lydon
Title: Chief Financial Officer

Date: January 27, 2021

Exhibit 99.1

APi Group Announces Mandatory Redemption of Warrants

New Brighton, Minnesota – January 27, 2021 – APi Group Corporation (NYSE: APG) (“APG”, “APi” or the “Company”), announced today that, as of January 26, 2021, a mandatory redemption event has occurred with respect to all of its outstanding warrants (OTCBB: JCQQ). Each warrant will be mandatorily redeemed by the Company for $0.01 per warrant on February 25, 2021, unless exercised before 5:00 p.m. on February 24. 2021. The mandatory redemption event has been triggered because the daily volume weighted average price of APi’s common stock on the New York Stock Exchange for the ten consecutive trading days ended January 26, 2021 was equal to or greater than $18.00.

Registered holders of warrants (which may include CREST participants) will have until 5:00 p.m. Eastern Time on February 24, 2021 to exercise their warrants through the Company’s warrant receiving agent, Computershare. The warrants are exercisable in multiples of three for each share of the Company’s common stock at an exercise price of $11.50 per whole share of common stock. On or after February 25, 2021, registered holders of warrants will have no further rights with regard to such warrants except the right to receive $0.01 per warrant.

As of the date hereof, there are 63,774,398 warrants outstanding and 180,499,936 common shares outstanding. If all warrants are exercised, an additional 21,258,132 shares of common stock will be issued.

Russ Becker, APi’s President and Chief Executive Officer stated: “The achievement of this milestone provides us with additional financial flexibility to continue driving growth and creating shareholder value. We continue to believe that we are well-positioned to deliver consistent, profitable growth for our shareholders by optimizing the performance of our existing businesses, pursuing a disciplined acquisition strategy and effectively managing our capital structure. We look forward to providing an update on our 2020 year-end results in the near future.”

APi Co-Chair James E. Lillie added: “We are pleased to have achieved this 10 months after becoming a NYSE publicly listed company. The potential exercise of the outstanding warrants, should it occur before redemption, would result in approximately $244 million of cash proceeds to the Company. This influx of cash to our already strong balance sheet would drive our net leverage ratio to approximately 1.8x, creating significant capacity for opportunistic M&A, stock buybacks and debt repayment.”

Beneficial holders who desire to exercise their warrants before the mandatory redemption and have either (i) repositioned their warrants to a DTC participant account or (ii) who continue to hold warrants indirectly through a CREST participant account, should immediately contact the brokerage firm or CREST participant holding their warrants, as applicable, to process their exercise if they wish to avoid redemption. Brokers and CREST participants will likely use an earlier deadline for beneficial holders to exercise their warrants than the deadline for registered holders set forth above.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the warrants as to whether to exercise or refrain from exercising any warrants.

The shares of common stock underlying the warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form S-4 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-237553).

1

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About APi:

APi is a market-leading business services provider of safety, specialty and industrial services in over 200 locations, primarily in North America and with an expanding platform in Europe. APi provides statutorily mandated and other contracted services to a strong base of long-standing customers across industries. We have a winning leadership culture driven by entrepreneurial business leaders to deliver innovative solutions for our customers. More information can be found at www.apigroupcorp.com.

Investor Relations Inquiries:

Olivia Walton

Vice President of Investor Relations

Tel: +1 651-604-2773

Email: investorrelations@apigroupinc.us

Media Contact:

Liz Cohen

Kekst CNC

Tel: +1 212-521-4845

Email: Liz.Cohen@kekstcnc.com

Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding the Company’s future performance, anticipated events or trends and other matters that are not historical facts, including expectations (i) the level of exercise of the warrants in advance of the mandatory redemption and the expected proceeds therefrom; (ii) the Company’s financial flexibility and its impact on driving growth and shareholder value; (iii) the Company’s positioning to deliver growth to its shareholders; (iv) the impact on the Company’s net leverage ratio; and (v) the creation of significant capacity for opportunistic M&A, stock buybacks and debt repayment. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) economic conditions, competition and other risks that may affect the Company’s future performance, including the impacts of the COVID-19 pandemic on the Company’s business, markets, supply chain, customers and workforce, on the credit and financial markets, on the alignment of expenses and revenues and on the global economy generally; (ii) the ability to recognize the anticipated benefits of the Company’s acquisitions, including its ability to successfully integrate and make necessary capital investments to support additional acquisitions, and the Company’s ability to take advantage of strategic opportunities; (iii) changes in applicable laws or regulations; (iv) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (v) the trading price of the Company’s common stock, which may be positively or negatively impacted by the warrant redemption, market and economic conditions, including as a result of the COVID-19 pandemic, the availability of Company common stock, the Company’s financial performance or determinations following the date of this announcement in order to use the Company’s funds for other purposes; and (vi) other risks and uncertainties. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The expected net leverage ratio is defined as net debt divided by LTM Adjusted EBITDA, calculated in accordance with our credit facility based on our previously reported Adjusted EBITDA guidance range, and assumes the exercise of all outstanding warrants.

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000004 Computershare PO Box 505000 Louisville, KY 40233-5000 Within USA, US territories & Canada (866) 595-6048 Outside USA, US territories & Canada (781) 575-2798 www.computershare.com/investor MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 Holder Account Number C 1234567890 J N T January 28, 2021 NOTICE OF MANDATORY WARRANT REDEMPTION Dear APi Group Corporation Warrantholder: You are receiving this letter because you are a registered or beneficial holder of outstanding warrants (the “Warrants”) issued by APi Group Corporation (the “Company”) to purchase common stock, par value $0.00001 per share of the Company (“Common Stock”). The Amended and Restated Warrant Instrument executed by the Company on April 28, 2020 governing the terms of the Warrants (the “Warrant Instrument”) provides that, if the volume weighted average price of the Company’s Common Stock on the New York Stock Exchange for any ten consecutive trading days is equal to or greater than $18.00 (a “Redemption Event”), each Warrant (unless previously exercised or cancelled before the date set for redemption) will be mandatorily redeemed by the Company for $0.01 per Warrant (the “Redemption Price”). Notice is hereby given that (i) as of January 26, 2021, a Redemption Event has occurred with respect to the Warrants and (ii) the Company has fixed February 25, 2021 as the date of the mandatory redemption of the Warrants (the “Redemption Date”). Pursuant to the terms of the Warrant Instrument, any Warrant which is exercised before the Redemption Date will not be redeemed. The Warrants are exercisable in multiples of three for each share of Common Stock at an exercise price of $11.50 per whole share of Common Stock. All Warrants not exercised by 5:00 p.m. Eastern Time on February 24, 2021 (the “Exercise Deadline”) will be mandatorily redeemed. Any transactions in the Warrants that do not settle prior to the Exercise Deadline (e.g. any transactions on or after February 22, 2021) may cause such Warrants to be ineligible for exercise prior to the Redemption Date. On or after the Redemption Date, you will have no further rights with regard to the Warrants except the right to receive, upon surrender of the Warrants, the Redemption Price. Registered holders of warrants (which may include CREST participants) will have until 5:00 p.m. Eastern Time on February 24, 2021 to exercise their warrants through the Company’s warrant receiving agent, Computershare Inc. (“Computershare”). If you are a beneficial holder who desires to exercise Warrants before the Redemption Date and you either (i) have repositioned your warrants to a DTC participant account or (ii) continue to hold your warrants indirectly through a CREST participant account, you should contact the brokerage firm or CREST Participant holding your Warrants, as applicable, immediately to process your exercise and avoid redemption. Your broker or CREST Participant will likely provide you with an earlier deadline to exercise your Warrants than the deadline for registered holders set forth above. If you have any questions, please contact Computershare at +1 (781) 575-2798. Very Truly Yours, APi Group Corporation 2 L T R C O Y + 03DPRA